EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Loss from continuing operations	$(40,356)	$(17,100)	$(68,324)	$(45,182)

Add (from continuing operations):
Interest on indebtedness (a)	38,640	41,530	112,874	123,391
Portion of rents representative of the interest factor	557	528	1,812	1,390

Earnings	$(1,159)	$24,958	$46,362	$79,599

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$38,640	$41,530	$112,874	$123,391
Capitalized interest	4,239	3,673	12,409	10,815
Portion of rents representative of the interest factor	557	528	1,812	1,390

Fixed charges	43,436	45,731	127,095	135,596

Add:
Preferred stock dividend	2,800	2,920	8,400	9,338
Premium on preferred stock repurchases	—	(3,056)	—	(3,056)

Combined fixed charges and preferred stock dividend	$46,236	$45,595	$135,495	$141,878

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended September 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $44.6 million and $47.4 million, respectively.
For the three months ended September 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $20.8 million and $20.6 million, respectively.
For the nine months ended September 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $80.7 million and $89.1 million, respectively.
For the nine months ended September 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $56.0 million and $62.3 million, respectively.
(a) Interest on indebtedness for the three and nine months ended September 30, 2009 and 2008 is presented gross of the gain on debt extinguishment of $0 million and $9.8 million and $2.5 million and $8.6 million, respectively.